Edward Sonnenschein Direct Dial: 1.212.906.1266 Edward.Sonnenschein@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
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VIA EDGAR AND HAND DELIVERY Amanda Ravitz Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	SeaSpine Holdings Corporation

Amendment No. 1 to Registration Statement on Form 10

Filed May 8, 2015

File No. 001-36905

Dear Ms. Ravitz:

On behalf of our client, SeaSpine Holdings Corporation (the “Company”), this letter sets forth the Company’s response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2015, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form 10 (“Amendment No. 1”). For the convenience of the Staff, we have reproduced the comments in italicized, bold type and followed each comment with the Company’s response.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. References to page numbers and section headings in the responses below refer to page numbers and section headings in the Information Statement.

June 1, 2015

Comment

Form 10

1.	We note your responses to prior comments 1, 4 and 16. Please be advised that we may have further comments after you file a materially complete document, including all required exhibits.

Response: The Company has included in Amendment No. 2 all exhibits not previously filed in Amendment No. 1. The Company has also completed missing information in the Information Statement to the extent possible at this time.

Exhibit 99.1

2.	We note your response to prior comment 2. Please revise the disclosure on pages 106 and 107 to explain the terms “hyperlordotic cages” and “sagittal balance,” respectively.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Treatment of stock-based awards, page 9

3.	Please provide us your analysis of whether the treatment mentioned in the new disclosure in this section affect whether the parent shareholders will have the same proportionate interest in the parent and the subsidiary both before and after the spinoff such that the spinoff is pro rata per the guidance in Staff Legal Bulletin No. 4.

Response: We hereby confirm that the parent stockholders will have the same proportionate interest in the parent and the subsidiary both before and after the spinoff such that the spinoff is pro rata per the guidance in Staff Legal Bulletin No. 4 (“SLB 4”). For the reasons described below, the treatment of stock-based awards described on page 9 is designed to ensure the pro rata nature of the spin-off.

Integra stockholders will have the same proportionate interest in Integra and SeaSpine both before and after the spin-off. The adjustments made to the Integra stock options, contract stock, restricted stock and performance stock are value-based, make-whole adjustments designed to ensure that holders of these securities retain the same proportionate economic interest in their post-spin-off employer that they held prior to completion of the spin-off. The adjustments to these stock-based awards are specifically designed to ensure pro rata treatment, as described in Question 4.B.2 of SLB 4, such that holders of these securities do not “give up value for the spun-off shares.”

There are four categories of stock-based awards: (1) stock options, (2) contract stock, (3) performance stock and (4) restricted stock. With respect to the first three categories — stock options, contract stock and performance stock — Integra shares underlying such awards are not outstanding. As a result, the adjustments made to these securities will not result in a change of the number of Integra shares held by owners of these derivative securities before or after the spin-off.

June 1, 2015

With respect to unvested restricted stock awards, holders of such awards are, by the terms of the applicable award agreements, not entitled to receive dividends and distributions on such awards. As a result, unvested restricted stock awards require an adjustment to ensure that holders of such awards have the same proportionate interest in Integra and SeaSpine both before and after the spin-off. A value-based, make-whole adjustment is therefore required to ensure that these holders retain the same proportionate interest in their employer after the completion of the spin-off as they held before.

SLB 4 expressly recognizes that the new reporting company in a spin-off transaction may issue “make whole” stock-based awards to employees of the former parent “because the parent options those employees hold may lose value in the spin-off.” Here, the spin-off will occur in a manner consistent in all respects with SLB 4’s requirements for such awards: (1) the spin-off transaction is pro rata to the parent stockholders and otherwise satisfies the requirements of Question 4 of SLB 4; (2) none of the stock-based securities to be adjusted in connection with the spin-off is transferable; (3) Integra has not had any unusual activity under its benefits plans; and (4) the employees of Integra and SeaSpine will receive the same information about the SeaSpine plans under which such awards will be granted to preserve the holders’ proportionate interests. Accordingly, after effectiveness of SeaSpine’s Form 10 and before completion of the spin-off, SeaSpine will file a Form S-8 with the Commission to register the offer and sale of the stock-based awards subject to the adjustments described above.

Consequently, we respectfully submit that the treatment of Integra stock-based awards in the spin-off serves to ensure the pro rata nature of the spin-off and that offers and sales of make-whole stock-based awards to Integra employees will be registered on Form S-8 before the spin-off in accordance with the requirements of Question 10 of SLB 4.

Our Products, page 98

4.	We note your response to prior comment 13. Please revise the disclosure in this section to identify which products are newly launched products.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Suppliers and Raw Materials, page 108

5.	We note your response to prior comment 14. Please disclose the material terms of your written agreements with your sole suppliers.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Agreements between Integra and SeaSpine Relating to the Separation, page 121

6.	We note your response to prior comment 16. Please disclose the duration of the agreements mentioned on pages 135-138.

Response: The Company has revised its disclosure in response to the Staff’s comment.

June 1, 2015

Note 3. Transactions with Integra, page F-15

7.	We noted your revisions to the filing in response to our prior comment 17 and refer to the added table on page F-16 that summarizes the components of the net (decrease) increase in Integra investment for the years ended December 31, 2014, 2013 and 2012 as well as the added disclosures that indicate “The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity.” In this regard, please explain to us why the balances as shown for “Cash pooling and general financing activities” or other line items in your table do not agree with or reconcile to the Integra net investment amounts as shown in your Cash Flow Statement on page F-6. Please revise the reconciliation and related disclosures in this note to include disclosures that also enable a reader to understand the nature of changes in the cash components of the Integra net investment amounts, as shown in your Cash Flow Statement, or to disclose why you are unable to do so.

Response: The Company has revised its disclosure in response to the Staff’s comment, including the table on page F-16 that summarizes the components of the net (decrease) increase in Integra investment for the years ended December 31, 2014, 2013 and 2012 and the table on page F-31 that summarizes the components of net (decrease) increase in Integra investment for the three months ended March 31, 2015 and 2014. The Company believes that the revised disclosure will enable a reader to understand the nature of changes in the cash components of the Integra net investment amounts, as shown in the Company’s Cash Flow Statement.

*****

In connection with the response in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 1, 2015

Please feel free to contact me at (212) 906-1266 if you have any questions regarding our response above.

Very truly yours

/s/ Edward Sonnenschein Edward Sonnenschein of LATHAM & WATKINS LLP

cc:	Via Email

John J. Bostjancic, SeaSpine Holdings Corporation

Glenn G. Coleman, Integra LifeSciences Holdings Corporation

Richard D. Gorelick, Integra LifeSciences Holdings Corporation